17 May 2007

Dear Shareholder

It is with pleasure that I enclose our Notice of General Meeting (NoM) and Proxy Form. The General Meeting will be held in Perth, Australia at 9:00 am WST on Tuesday, 19 June 2007.

The Board believes the Company has made substantial progress this calendar year by achieving significant milestones that include:

•
Exclusive worldwide licensing agreement with Pfizer Inc. for ophthalmic applications of our leading drug delivery system with development and sales related milestone payments of up to A$194m (US$155m) and equity investments of up to A$12.5 (US$10m)

•	Sale of subsidiary AION Diagnostics for A$3.6m (US$3.0m)
•	Enrolment of over 500 patients in the approximately 900 patients Phase III clinical study of MedidurTM for the treatment of Diabetic Macular Edema
•
Redemption in full of the Sandell Asset Management (Castlerigg) convertible note and redemption notice issued to remaining convertible note holders, after which the Company will have retired all of its debt.

The NoM provides for the future financing of the Company and contains a resolution being put to shareholders for approval in order to provide the Company with the maximum flexibility in this regard.

The complete Board encourages you to approve the following resolutions:

1.	Ratification of Past Placement of Shares to Pfizer
2.	Ratification of Past Issues of Warrants to Sandell
3.	Approval of Possible Placements of ADSs and Warrants

Your Board believes that with shareholder ratification and approval of the above resolutions, the Company can secure an additional investment by Pfizer and other institutional investors. This will permit the Company to make advances in our technology and product development and should create even further licensing opportunities.

In the coming months, I look forward to being able to advise you on the completion of additional milestones by the Company and on our progress toward increased success. I urge you either to attend the General Meeting or to send your completed proxy forms. I thank you for your continued support as a shareholder.

Yours sincerely

Dr. David J Mazzo
Non-executive Chairman

pSivida Limited Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 Australia T +61 8 9226 5099 F +61 8 9226 5499 E pSivida@pSivida.com W www.pSivida.com ABN 78 009 232 026